Exhibit 24(e)2

July 2, 2020

Mr. Elliott L. Spencer Southern Power Company 30 Ivan Allen Jr. Blvd, NW Atlanta, GA 30308	Ms. Sonnet C. Edmonds Southern Power Company 30 Ivan Allen Jr. Blvd, NW Atlanta, GA 30308	Ms. Melissa K. Caen Southern Company Services, Inc. 30 Ivan Allen Jr. Blvd, NW Atlanta, GA 30308

Mr. Spencer, Ms. Edmonds and Ms. Caen:

As a director and an officer of Southern Power Company, I hereby make, constitute, and appoint you my true and lawful Attorney in my name, place, and stead, to sign and cause to be filed with the Securities and Exchange Commission (1) the Company's Quarterly Reports on Form 10-Q during 2020 and (2) any necessary or appropriate amendment or amendments to any such reports or to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, each such report or amendments to such reports to be accompanied in each case by any necessary or appropriate exhibits or schedules thereto.

Yours very truly,

/s/Christopher Cummiskey

Christopher Cummiskey